Mail Stop 7010

September 21, 2005

via U.S. mail and facsimile

L. Ray Adams, Chief Financial Officer
Oregon Steel Mills, Inc
1000 S.W. Broadway
Suite 2200
Portland, Oregon 97205

	RE:	Oregon Steel Mills, Inc
		Form 10-K for the fiscal year ended December 31, 2004
		Filed March 16, 2005
		File No. 1-9887

Dear Mr. Adams:

We have reviewed your response letter dated August 30, 2005 and have the following additional comments.


Form 10-K for the Fiscal Year Ended December 31, 2004

Prior Comment 3 - Consolidated Statements of Income, page 38
1. We note your response to our previous comment concerning how you present incentive compensation in your Statements of Income. As previously noted, it is the position of the staff, that the nature of the compensation, (cash, non-cash, normal, or incentive), should not impact how you classify such compensation. Please confirm to us that in future filings, that you will reclassify incentive compensation into each appropriate income statement line item, for example, cost of sales or SG&A. We fully understand your concerns about separate classification. Alternatively, if you choose to present the charges parenthetically beside each line item on your income statement, that too is acceptable.

By way of example, we note that your gross profit analysis on page
24
does not include the impact of incentive compensation and therefore does not reflect the impact of this expense and its relationship to operating results, as described in your response.

Prior Comment 4 - Segment Reporting, page 44
2. We have read your response to our prior comment four. Please note that paragraph 37 of SFAS 131 requires the reporting of revenues by product type, in order for your financial statements to be in compliance with generally accepted accounting principles. Please confirm to us that you will revise future disclosures to comply with paragraph 37 of SFAS 131.


*    *    *    *


      As appropriate, and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence, John Hartz at (202) 551-3689 or me at
(202)
551-3255 if you have questions regarding comments on the financial statements and related matters.


Sincerely,



								Nili Shah
Branch Chief




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Mr. Adams
Oregon Steel Mills, Inc
September 21, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE